12g exemption
#82-3480

07023194

TRANS AMERICA INDUSTRIES LTD.
Suite 300, 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 688-8042
Facsimile: (604) 689-8032

TSX Venture: TSA

PRESS RELEASE

April 23, 2007

Trans America Industries Ltd. (TSX-V – TSA) announces that the number of units offered pursuant to the Company's private placement announced April 12, 2007 has been increased to 7,500,000 from 6,000,000 units. The offering price of $1.00, the $1.25 exercise price and two year term of the share purchase forming part of the unit remains the same. As do the 6.5% finders fee compensation to the registrants, which the Company has agreed to with the registrants involved in placing the units.

As previously announced the proceeds from the private placement have been allocated to the Company's Ambrosia Lake New Mexico region joint venture properties, and for general corporate purposes.

For further information regarding Trans America Industries Ltd., refer to the Company's website at www.trans-america.ca or refer to the Company's profile on the SEDAR website at www.sedar.com.

TRANS AMERICA INDUSTRIES LTD.

SUPPL

"John K. Campbell"

Per: John K. Campbell, President

3

dlw 5/4

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